December 18, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:       Mr. Chris White
Branch Chief

Re:          Vanguard Natural Resources, LLC
Form 8-K
Filed November 14, 2008
File No. 1-33756

Ladies and Gentlemen:

Pursuant to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2008, each with respect to Vanguard’s Form 8-K filed with the Commission on November 14, 2008, File No. 1-33756, Vanguard Natural Resources, LLC (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned.

Very truly yours,

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice-President and
Chief Financial Officer